UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                January 29, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL'S PER.C6(R)-BASED WEST NILE VACCINE DEMONSTRATES EXCELLENT
SAFETY AND TOLERABILITY

LEIDEN, THE NETHERLANDS, JANUARY 26, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced the completion of its phase I safety study with the alum adjuvanted formulation of its whole inactivated West Nile vaccine manufactured using PER.C6(R) technology.

A total of 47 subjects were enrolled into the randomized, double-blind, placebo-controlled, dose-escalation study in which three different dosages of the vaccine were tested. The study was conducted in Belgium and is the first safety study in man with a whole inactivated Flavivirus vaccine produced by PER.C6(R) technology.

Primary endpoint of the study was the incidence of adverse events during the period of two months after the first intra-muscular administration of the vaccine. The vaccine was administered twice with a three weeks interval. Administration of the vaccine was systemically and locally well tolerated. Headache and local reactions at the reaction site were the most common reported adverse events across all arms.

 "We are pleased with the positive phase I safety results," said Dr Jaap Goudsmit, Crucell's Chief Scientific Officer. "It is encouraging that the immune response observed in vaccinees, which was the secondary objective of the study, is in line with the observations in vaccinated geese."

The veterinary vaccine for geese, which produced excellent safety data and almost 100% efficacy in challenge experiments, protects against the Israel 1998 goose strain of West Nile virus, which is closely related to the New York 1999 strain responsible for the outbreaks in the US.

Since its emergence in New York in 1999, West Nile virus has spread throughout the entire US. Primarily transmitted through the bite of infected mosquitoes, it can cause a fatal form of encephalitis, or inflammation of the brain, in humans and some animals. Health authorities in the US now view the disease as a recurring threat, surfacing every summer with warm and humid weather. In 2006, 4118 recorded cases have so far claimed 149 lives.


ABOUT PER.C6(R) TECHNOLOGY

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products including vaccines. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions. These characteristics, combined with its ability to support the growth of both human and animal viruses, make PER.C6(R) technology the biopharmaceutical production technology of choice for Crucell's current and potential pharmaceutical and biotechnology partners.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                         FOR CRUCELL IN THE US:
Leonard Kruimer                      REDINGTON, INC.
Chief Financial Officer              Thomas Redington
Tel. +31-(0)71-524 8722              Tel. +1212-926-1733
Leonard.Kruimer@crucell.com          tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    January 29, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer